

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
(852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

Jardines **JARDINE MATHESON HOLDINGS LIMITED**

Securities and Exchange Commission File No.82-2963

Group Secretariat

28th June 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02042716

02 JUL 19 AM 10: 05

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 28th June 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

Encl

www.jardines.com
Incorporated in Bermuda with limited liability

 
Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	11:13 28 Jun 2002
Number	9072X

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	28th June 2002
Total number of shares repurchased:	15,600 shares
Price paid per share:	US$5.95

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

28th June 2002

www.jardines.com

END

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